Ceasing Control of Credit Suisse Cash Reserve Class B

As of Dec. 31, 2008, A G Edwards & Sons Cust FBO Michael
E Sullivan IRA Account ("Shareholder") owned 22,796.86 shares of the Fund, which represented 30.52% of the Fund. As of June 30, 2009, Shareholder owned 0 shares of the Fund. Accordingly, Shareholder has ceased to be a controlling person of the Fund.